Exhibit 99.1

PURCHASE AGREEMENT

This PURCHASE AGREEMENT (this “Agreement”) is made and entered into as of February 13, 2017, by and between Legion Partners Asset Management, LLC, a Delaware limited liability company (“Seller”), Ballantyne Strong, Inc., a Delaware corporation (“Ballantyne”), and Fundamental Global Partners, LP, a Delaware limited partnership (“FGP” and, together with Ballantyne, “Purchasers”). Seller and Purchasers are sometimes referred to herein together as the “Parties.”

WHEREAS, on the date hereof, affiliated investment funds for which Seller serves as investment advisor together hold 505,000 shares (the “Shares”) of common stock, $0.001 par value per share, of 1347 Property Insurance Holdings, Inc., a Delaware corporation (the “Company”); and

WHEREAS, Seller desires to sell, and Purchasers desire to purchase, the Shares pursuant to the terms and conditions of this Agreement.

NOW, THEREFORE, the Parties hereby agree as follows:

1.       Sale and Transfer of the Shares. Seller hereby sells, assigns, transfers, conveys and delivers 315,625 of the Shares to Ballantyne and 189,375 of the Shares to FGP, and Purchasers hereby purchase their respective portions of the Shares from Seller, free and clear of any and all liens, claims, charges, mortgages, pledges, security interests, encumbrances, and third party rights of any kind (“Liens”). Promptly following receipt of the Purchase Price, Seller shall instruct its broker to transfer the Shares to the Purchasers through DTC to the account designated to Seller by Purchasers. Seller shall cause such transfer to be completed as expeditiously as reasonably possible.

2.        Purchase Price. The price for the Shares shall be equal to $8.00 per Share, or an aggregate purchase price of $4,040,000 (the “Purchase Price”). Purchasers shall pay the aggregate Purchase Price to Seller promptly following the execution of this Agreement. Purchasers shall pay the aggregate Purchase Price by wire transfer to the account designated to Purchasers by Seller.

3.        Representations and Warranties of Seller. Seller hereby represents and warrants to Purchasers that:

a.        Power. Seller has all requisite power and authority to execute and deliver this Agreement, to consummate the transactions contemplated hereby and to perform its obligations pursuant to this Agreement.

b.        Authorization. The execution, delivery and performance by Seller of this Agreement and the consummation of the transactions contemplated by this Agreement are within the legal power and authority of Seller and have been duly and validly authorized by all necessary action on the part of Seller, and no other action or proceeding is necessary to authorize the execution and delivery of this Agreement or to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by Seller and constitutes (assuming the due execution and delivery by Purchasers) the legal, valid and binding obligation of Seller, enforceable against Seller in accordance with its terms.

c.       No Legal Bar. None of Seller or any of the affiliated investment funds that hold the Shares directly for which it serves as investment advisor is party to, subject to, or bound by any agreement, law or judgment, order, writ, prohibition, injunction or decree of any court or other governmental body that would either (i) prevent Seller from entering into this Agreement and selling the Shares to Purchasers pursuant to this Agreement or (ii) grant to anyone the right or option to purchase or otherwise acquire the Shares. There is no litigation pending or threatened against Seller or any of the affiliated investment funds that hold the Shares directly for which it serves as investment advisor that would impair the execution, delivery and/or performance by Seller of this Agreement and/or the consummation by Seller of the transactions contemplated hereby.

d.        Title to Shares. The Shares represent all of the issued and outstanding shares of capital stock of the Company owned by Seller and the affiliated investment funds that hold the Shares directly for which Seller serves as investment advisor. The affiliated investment funds that hold the Shares directly for which Seller serves as investment advisor own all of the right, title and interest (legal and beneficial) in and to the Shares and have good, valid and marketable title to the Shares, free and clear of any and all Liens.

e.       Agreements with the Company. None of Seller or any of its affiliates is a party to any agreement with the Company regarding, or otherwise has, any right to nominate or designate any member of the Company’s board of directors.

4.        Representations and Warranties of Purchasers. Each of the Purchasers hereby represents and warrants to Seller as to such Purchaser that:

a.        Power. Purchaser has all requisite power to execute, deliver and perform its obligations under this Agreement and consummate the transactions contemplated hereby.

b.        Authorization. The execution, delivery and performance by Purchaser of this Agreement and the consummation of the transactions contemplated hereby are within the legal power and authority of Purchaser and have been duly and validly authorized by all necessary corporate action on the part of Purchaser and no proceeding (corporate or otherwise), approval, consent or authorization on the part of Purchaser is necessary to authorize this Agreement or to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered and constitutes (assuming the due execution and delivery by Seller) the legal, valid and binding obligation of Purchaser enforceable against Purchaser in accordance with its terms.

c.       No Legal Bar. Purchaser is not party to, subject to, or bound by any agreement, law or judgment, order, writ, prohibition, injunction or decree of any court or other governmental body that would prevent Purchaser from entering into this Agreement or purchasing the Shares from Seller pursuant to this Agreement. There is no litigation pending or threatened against Purchaser that would impair the execution, delivery and/or performance by Purchaser of this Agreement and/or the consummation by Purchaser of the transactions contemplated hereby.

d.        Accredited Investor. Purchaser is an “accredited investor” as defined in Rule 501 under the Securities Act of 1933, as amended.

e.       Investment Intent. Purchaser is acquiring the Shares for its own account, not as a nominee or agent, for investment purposes only, and not with a view to, or for, resale, distribution or fractionalization thereof in whole or in part. Purchaser does not have any contract, undertaking, agreement or arrangement with any person or entity to sell, transfer or grant participations to such person or entity or to any third person or entity with respect to any portion of the Shares.

5.       Seller Acknowledgements.

a.       Seller acknowledges that the President and Chief Executive Officer and a Director of Ballantyne and the Partner and Manager of the general partner of FGP, Mr. D. Kyle Cerminara (the “Board Designee”), currently serves on the board of directors of the Company.

b.       Seller acknowledges that it is a sophisticated investor engaged in the business of assessing and assuming investment risks with respect to securities, including securities such as the Shares, and further acknowledges that Purchasers are entering into this Agreement with Seller in reliance on this acknowledgment and with Seller’s understanding, acknowledgment and agreement that Purchasers through the Board Designee is privy to material non-public information regarding the Company, which Purchasers have received from the Company and are under an obligation not to disclose to Seller (the “Non-Public Information”), which Non-Public Information may be material to a reasonable investor, such as Seller, when making investment decisions, including the decision to enter into this Agreement, and Seller’s decision to enter into the Purchase Agreement is being made with full recognition and acknowledgment that Purchasers are privy to the Non-Public Information that it has not disclosed to Seller.

c.       Seller hereby acknowledges that (i) it has reached its own decision to sell the Shares to Purchasers relying exclusively on its own due diligence review, notwithstanding Purchasers’ possession of, and nondisclosure of, the Non-Public Information, and (ii) it is not relying on any disclosures by Purchasers and/or the Board Designee in making its decision to sell the Shares to Purchasers. Seller (i) waives any claim, or potential claim, it has or may have against Purchasers and/or the Board Designee relating to Purchasers’ possession and non-disclosure of the Non-Public Information, (ii) is aware of the effects of such waiver, and (iii) is willing to proceed with the sale of the Shares to Purchasers on this basis.

d.       Seller specifically acknowledges that the Company has not released its financial results for the fourth quarter of 2016 or its fiscal year ended December 31, 2016, and that any such release may include information that could be material to a reasonable investor, such as Seller. Seller has determined to sell the Shares pursuant to this Agreement expressly acknowledging that the Company has not yet released such financial results.

e.       Seller and Purchasers acknowledge that this Agreement is the product of an arms-length negotiation between the Parties, constitutes the entire agreement between the Parties, supersedes any prior agreements and understandings, written or oral, between the parties with respect to the subject matter of the Purchase Agreement, and contains the only representations or warranties on which the Parties are entitled to rely.

f.       Seller acknowledges that the Purchase Price is a substantial premium to the closing price of the Company’s common stock on the most recent trading date.

g.       Seller agrees and acknowledges that the provisions of this Section 5 are being provided by Seller expressly for the benefit of Purchasers, the Board Designee and their respective affiliates, successors and assigns.

6.        Transfer Effectiveness. The transfer of the Shares shall be effective as of the date of this Agreement. Seller disclaims any right to receive any dividend on or with respect to the Shares that is declared, or for which a record date is set, on or after the date hereof and any other rights or benefits resulting from or related to the Shares accruing on or after the date hereof.

7.        Entire Agreement; Amendment. This Agreement constitutes the entire agreement of the Parties with respect to the subject matter hereof. Any prior agreements or understandings between the Parties and/or their affiliates regarding the subject matter hereof, whether written or oral, are merged herein and shall be of no force or effect. This Agreement may not be altered, modified or discharged orally but only through an agreement in writing between the Parties.

8.        Benefit. This Agreement shall be binding upon and shall inure to the benefit of the Parties and their respective successors and assigns.

9.        Further Assurances. The Parties hereby agree to execute and deliver such further documents and instruments and do such further acts as may be required to carry out the intent and purposes of this Agreement.

10.        Governing Law. This Agreement shall be construed in accordance with the laws of the State of Delaware, notwithstanding any conflict of law provision to the contrary.

11.        Counterparts; Electronic Execution. This Agreement may be executed in counterparts, each of which shall be deemed to be an original and each of which shall, taken together, be considered one and the same agreement. Executions hereof that are faxed or received via electronic mail shall be deemed to be originals.

12.       Fees and Expenses. The Parties hereto shall be responsible for their own fees and expense with respect to this Agreement.

[Signature page follows]

IN WITNESS WHEREOF, the Parties have executed this Agreement as of the date set forth above.

SELLER:

LEGION PARTNERS ASSET MANAGEMENT, LLC

By:	/s/ Christopher S. Kiper
Name:	Christopher S. Kiper
Title:	Managing Director

PURCHASERS:

BALLANTYNE STRONG, INC.

By:	/s/ D. Kyle Cerminara
Name:	D. Kyle Cerminara
Title:	Chief Executive Officer

FUNDAMENTAL GLOBAL PARTNERS, LP,
by Fundamental Global Partners GP, LLC, its general partner

By:	/s/ D. Kyle Cerminara
Name:	D. Kyle Cerminara
Title:	Partner and Manager

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